SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2016
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Notice to the Market – IR 17/16

Copel Distribuição reaches the milestone of 4.5 million customers

Companhia Paranaense de Energia – COPEL, a company that generates, transmits, distributes and sells power, with shares listed on the BM&FBovespa (CPLE3, CPLE5, CPLE6), on the NYSE (ELPVY, ELP) and on LATIBEX (XCOP), hereby informs its shareholders and the market in general that Copel Distribuição reached the milestone of 4.5 million customers.

That number represents a new level for the Company as only four Brazilian distributors overcame that number of customers. Despite the challenges posed by national economic conditions, in 2016 we were already connected 81,938 customers to Copel's distribution network, an increase of 1.8% compared to December 2015, a fact supported by robust Company´s investment program, which consolidates the universalization of access to energy in the state of Paraná (Copel has guaranteed coverage of 99.9% of the state since 2014).

Additionally, the investments made in recent years has contributed to the quality of customer service, which elected Copel Distribuição as the best distributor in Brazil in 2016. This was the 3rd time in a row and the 5th time in the last six years that the Company has received this award in the main national industry awards, granted by the Brazilian Association of Power Distribution (Abradee).

Curitiba, August 26, 2016.

Luiz Eduardo da Veiga Sebastiani

Chief Financial and Investor Relations Officer

For further information, please contact our Investor Relations team:
ri@copel.com or (41) 3222-2027

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 26, 2016

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Luiz Fernando Leone Vianna
Luiz Fernando Leone Vianna Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.